Dechert LLP
1775 I Street N.W.
Washington, D.C. 20006
(202) 261-3300

October 30, 2009

Filing Desk Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	New Covenant Funds (the “Registrant”)
File Nos. 333-64981 and 811-09025

Ladies and Gentlemen:

Electronically transmitted herewith for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”) is Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 16 under the Investment Company Act of 1940, as amended.  The filing is being made for the purposes of: (1) incorporating comments received from Commission Staff on the Registrant’s previous filing; (2) bringing the Registrant’s financial statements up to date under Section 10(a)(3) of the 1933 Act; and (3) making such non-material and updating changes as the Registrant deems appropriate.

We hereby represent that this Post-Effective Amendment No. 14 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.  The Registrant has indicated on the Cover Page that this filing is to become effective on November 1, 2009 in accordance with Rule 485(b).

Please direct any questions concerning the filing to the undersigned at (202) 261-3364.

Very truly yours,

/s/ Patrick W.D. Turley, Esq.
Patrick W.D. Turley, Esq

15363126.1.BUSINESS